November 28, 2018

J. Nolan McWilliams

Tonya Aldave

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR

Re:	Q BioMed Inc.

Registration Statement on Form S-1

Filed October 25, 2018

File No. 333-227998

Dear Mr. McWilliams and Ms. Aldave:

This letter is in response to your letter of November 21, 2018 in which you provided a comment on the Registration Statement on Form S-1 (the “Registration Statement”) of Q BioMed Inc. (the “Company”). We set forth below in bold and italics the comment in your letter followed by our response.

General

1.	Please provide a detailed analysis that the private placement was complete at the time of filing this resale registration statement. We note in this regard your disclosure in the Form 8-K filed November 2, 2018 that the buyer waived the closing price requirement on November 1. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11.

On September 21, 2018, we entered into a securities purchase agreement (as included as Exhibit 10.10 to the Registration Statement, the “Securities Purchase Agreement”) with an accredited investor (the “Purchaser”) to place Convertible Debentures (the “Debentures”) in the aggregate principal amount of up to $4,000,000 (the “Private Placement”). The initial closing of the Private Placement occurred on September 21, 2018 when we issued a Debenture for $2,000,000. The second closing of $2,000,000 was scheduled for the date on which the closing price of our common stock during each of the five consecutive trading days immediately prior to the such closing was at least $2.40 (provided other closing conditions outside of the Purchaser’s control were met). It is our opinion that the Private Placement was complete at the time of filing the Registration Statement as (i) we completed an exempt sale of the Debentures and (ii) the Purchaser was at market risk at such time.

We completed an exempt sale of the Debentures because the Purchaser purchased $2,000,000 of Debentures prior to the date the Registration Statement was filed and was irrevocably bound to purchase the remaining $2,000,000 of Debentures for a set purchase price that was not based on market price or a fluctuating ratio for the Debentures and there were no conditions to closing that were within the Purchaser’s control, such as a due diligence or finance closing condition.

The Purchaser was at market risk at the time of the filing of the Registration Statement. The purchase price of the remaining Debentures was not tied to the market price of the Debentures. A closing condition for the purchase of the remaining Debentures was that the market price of our shares of common stock be above $2.40 for the five trading days prior to such closing (the “Minimum Price Condition”). The Purchaser could not abandon this closing condition if the market price rose above the $2.40 threshold set out in the Minimum Price Condition.

Subsequent to the filing of the Registration Statement, the Purchaser waived the Minimum Price Condition, and as the other closing conditions had been met, we conducted the second closing for the remaining Debentures. By waiving the Minimum Price Condition, the Purchaser in effect increased its market exposure as it purchased the remaining Debentures when the per share price was below that set out in the Minimum Price Condition. If the Purchaser had not waived this condition, it would still have been obligated to purchase the remaining Debentures once the Minimum Price Condition had been met (as long as the other closing conditions continued to be met, none of which were within the Purchaser’s control).

As a result of the above, we believe that the Private Placement was complete at the time that the Registration Statement was filed.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the New Registration Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the New Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Denis Corin
Denis Corin
President & CEO